Exhibit 21

List of subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Organization or Incorporation

UniFirst Holdings, Inc.	Delaware
UniTech Services Group, Inc.	California
UniFirst First-Aid Corporation	Maryland
UniTech Holdings SE	Netherlands
UniTech Services Canada Ltd.	Canada
UniTech Services SAS	France
UniTech Services B.V.	Netherlands
UniTech Services GmbH	Germany
UniTech Services Group Ltd.	United Kingdom
UniFirst Canada Ltd.	Canada
RC Air LLC	New Hampshire
UONE Corporation	Massachusetts
Uniformes de San Luis S.A. de C.V.	Mexico
UniFirst S.A. de C.V.	Mexico
UniFirst Far East Limited	Hong Kong
UniFirst Manufacturing Corporation	Massachusetts
UniFirst Nicaragua S.A. de C.V.	Nicaragua
Clean the Uniform Holding Company, LLC	Missouri
N & G Realty Co., LLC	Missouri